Pembina Pipeline Corporation Reports Record Results for the Fourth Quarter 2023, Provides Business Update, and Declares Quarterly Common Share Dividend
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, February 22, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year 2023.
Highlights
•Record Results - reported 2023 full year earnings of $1,776 million and record full year adjusted EBITDA of $3,824 million that exceeded the high-end of the Company's original 2023 guidance range. Reported fourth quarter earnings of $698 million and record quarterly adjusted EBITDA of $1,033 million.
•Ethane Supply and Transportation Agreements - Pembina has entered into long-term agreements with Dow Chemical Canada ("Dow") to supply and transport up to 50,000 barrels per day ("bpd") of ethane to support their recently announced Path2Zero Project.
•Nipisi Pipeline Contracting - signed an incremental long-term contract on the recently reactivated Nipisi Pipeline, with line of sight to the asset being fully contracted by the end of 2024.
•Wapiti Expansion - Pembina Gas Infrastructure ("PGI") has approved a $140 million (net to Pembina) expansion of the Wapiti Plant that will increase natural gas processing capacity by 115 million cubic feet per day ("mmcf/d") (gross to PGI).
•Phase VIII Peace Pipeline Expansion - the estimated project cost has been further reduced to $430 million (previously $475 million; original budget of $530 million).
•Common Share Dividend - the board of directors declared a common share cash dividend for the first quarter of 2024 of $0.6675 per share, to be paid, subject to applicable law, on March 28, 2024, to shareholders of record on March 15, 2024.
•Strong Balance Sheet - at December 31, 2023 the ratio of proportionately consolidated debt-to-adjusted EBITDA was 3.3 times, below the low end of the Company's targeted range.

Financial and Operational Overview

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except where noted)	2023	2022	2023	2022
Revenue	2,466	2,699	9,125	11,611
Net revenue(1)	1,117	1,043	3,994	4,247
Gross profit	850	681	2,840	3,123
Adjusted EBITDA(1)	1,033	925	3,824	3,746
Earnings	698	243	1,776	2,971
Earnings per common share – basic (dollars)	1.21	0.39	3.00	5.14
Earnings per common share – diluted (dollars)	1.21	0.39	2.99	5.12
Cash flow from operating activities	880	947	2,635	2,929
Cash flow from operating activities per common share – basic (dollars)	1.60	1.72	4.79	5.30
Adjusted cash flow from operating activities(1)	747	690	2,646	2,661
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.36	1.25	4.81	4.82
Capital expenditures	177	143	606	605
Total volumes (mboe/d)(2)	3,453	3,392	3,306	3,383
(1)    Refer to "Non-GAAP and Other Financial Measures".
(2)    Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.
Financial and Operational Overview by Division

	3 Months Ended December 31						12 Months Ended December 31
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,652	677	617	2,593	295	548	2,538	1,840	2,234	2,524	1,415	2,127
Facilities	801	143	324	799	145	288	768	610	1,213	859	1,804	1,137
Marketing & New Ventures	—	204	173	—	96	171	—	435	597	—	708	721
Corporate	—	(209)	(81)	—	(206)	(82)	—	(696)	(220)	—	(708)	(239)
Total	3,453	815	1,033	3,392	330	925	3,306	2,189	3,824	3,383	3,219	3,746
(1)    Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes do not include Empress processing capacity. Marketed natural gas liquids ("NGL") volumes are excluded from volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis dated February 22, 2024 for the three and twelve months ended December 31, 2023 for further information.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
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Financial & Operational Highlights
Adjusted EBITDA
Change in Fourth Quarter Adjusted EBITDA ($ millions)(1)
(1)    Refer to "Non-GAAP and Other Financial Measures".
Pembina reported record quarterly adjusted EBITDA of $1,033 million in the fourth quarter and record full year adjusted EBITDA of $3,824 million. This represents a $108 million or 12 percent increase, and a $78 million or two percent increase, respectively, over the same periods in the prior year. For both the fourth quarter and full year, reported adjusted EBITDA reflects strong performance in the Pipelines and Facilities divisions as Pembina continues to benefit from growing volumes and higher tolls on certain systems, as well as continued strong results from the marketing business.
Pipelines reported adjusted EBITDA of $617 million for the fourth quarter, representing a $69 million or 13 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher volumes on the Peace Pipeline system, Drayton Valley Pipeline, and on the recently reactivated Nipisi Pipeline;
•higher tolls primarily on the Cochin Pipeline and Peace Pipeline systems, largely related to contractual inflation adjustments; and
•lower contribution from the Alliance Pipeline, primarily due to lower interruptible tolls and volumes.
Pipelines reported adjusted EBITDA of $2,234 million for the full year, representing a $107 million or five percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher contracted volumes and tolls on the Peace Pipeline system;
•higher tolls and the impact of a higher U.S. dollar exchange rate on the Cochin Pipeline;

•higher volumes on the Vantage Pipeline due to third party outages in 2022;
•reactivation of the Nipisi Pipeline;
•lower volumes and higher operating costs due to the Northern Pipeline system outage and the Alberta and British Columbia wildfires (the "Wildfires"); and
•lower contribution from the Alliance Pipeline, primarily due to the sale of linepack inventory in 2022, lower interruptible tolls and volumes, and seasonal contracts being replaced by firm contracts at lower regulated rates.
Facilities reported adjusted EBITDA of $324 million for the fourth quarter, representing a $36 million or 13 percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from the PGI assets, primarily from the former Energy Transfer Canada plants, the Hythe Plant, and the Dawson Assets due to higher volumes; and
•higher revenue at Vancouver Wharves.
Facilities reported adjusted EBITDA of $1,213 million for the full year, representing a $76 million or seven percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from the PGI assets, due to higher volumes primarily at the former Energy Transfer Canada plants, the Hythe Plant, and the Dawson Assets;
•a gain on the recognition of a finance lease; and
•lower volumes at the Redwater Complex and at Younger primarily due to the Northern Pipeline system outage.
Marketing & New Ventures reported adjusted EBITDA of $173 million for the fourth quarter, representing a $2 million or one percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from Aux Sable;
•lower natural gas marketing margins due to the decrease in Chicago natural gas prices, as well as lower crude oil margins resulting from the lower prices across the crude oil complex, largely offset by higher NGL margins, primarily due to lower input natural gas prices and higher marketed NGL volumes; and
•realized losses on commodity-related derivatives in the fourth quarter of 2023 compared to realized gains in the fourth quarter of 2022.

Marketing & New Ventures reported adjusted EBITDA of $597 million for the full year, representing a $124 million or 17 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•lower crude oil, NGL, and natural gas margins, resulting from a decrease in commodity prices;
•lower contribution from Aux Sable; and
•realized gains on commodity-related derivatives in 2023, compared to realized losses in 2022.
Corporate reported adjusted EBITDA of negative $81 million for the fourth quarter, which was largely consistent with the same period in the prior year. Results were impacted by higher incentive costs driven by Pembina's share price performance and increased shared service revenue.
Corporate reported adjusted EBITDA of negative $220 million for the full year, representing an $19 million or eight percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•lower general and administrative costs, net of increased shared service revenue; and
•lower long-term incentive costs.
Earnings
Change in Fourth Quarter Earnings ($ millions)(1)
(1)    Pipelines reportable segment earnings before tax excludes impairment reversal.
Pembina reported fourth quarter earnings of $698 million and full year earnings of $1,776 million. This represents a $455 million or 187 percent increase, and a $1,195 million or 40 percent decrease, respectively, over the same periods in the prior year.

Pipelines had reportable segment earnings before tax in the fourth quarter of $677 million, representing a $382 million or 129 percent increase over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in reportable segment earnings before tax in the fourth quarter was due to the reversal of a previous impairment related to the Nipisi Pipeline, as well as the Ruby settlement provision and associated legal fees incurred in the fourth quarter of 2022.
Pipelines had reportable segment earnings before tax for the full year of $1,840 million, representing a $425 million or 30 percent increase over the prior year. In addition to the factors impacting adjusted EBITDA and the factors impacting fourth quarter reportable segment earnings before tax, as noted above, the change in reportable segment earnings before tax for the full year was due to higher depreciation.
Facilities had reportable segment earnings before tax in the fourth quarter of $143 million representing a $2 million or one percent decrease over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in reportable segment earnings before tax in the fourth quarter was due to lower project write-offs recognized in the quarter, largely offset by higher depreciation.
Facilities had reportable segment earnings before tax for the full year of $610 million representing a $1,194 million or 66 percent decrease over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in reportable segment earnings before tax for the full year was due to the $1.1 billion gain recognized on the PGI Transaction during the third quarter of 2022, partially offset by lower depreciation and lower project write-offs.
Marketing & New Ventures had reportable segment earnings before tax in the fourth quarter of $204 million representing a $108 million or 113 percent increase over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in reportable segment earnings before tax in the fourth quarter was due to an unrealized gain on commodity-related derivatives compared to a loss in the fourth quarter of 2022, lower net finance costs due to decreased foreign exchange losses, and a change in the insurance contract provision in the period.
Marketing & New Ventures had reportable segment earnings before tax for the full year of $435 million representing a $273 million or 39 percent decrease, over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in reportable segment earnings before tax in the full year was due to an unrealized loss on commodity-related derivatives compared to a gain in 2022, partially offset by lower net finance costs due to gains recognized on non-commodity related derivatives compared to losses in 2022.
In addition to the changes in reportable segment earnings before tax for each division discussed above, the change in fourth quarter earnings compared to the prior period was due to higher income tax expense due to higher earnings compared to the prior period, partially offset by the recognition of previously unrecognized deferred tax assets. The change in the full year earnings compared to the prior year was also primarily due to higher income tax expense due to the tax impact of the PGI Transaction in 2022.

Cash Flow From Operating Activities
Cash flow from operating activities of $880 million for the fourth quarter and $2,635 million for the full year represent a seven percent and ten percent decrease, respectively, over the same periods in the prior year.
The decrease in the fourth quarter was primarily driven by the change in non-cash working capital, higher taxes paid, and a decrease in payments collected through contract liabilities, partially offset by higher operating results.
The decrease in the full year was primarily driven by the change in non-cash working capital, lower operating results, a decrease in payments collected through contract liabilities, and higher share-based compensation payments, partially offset by higher distributions from equity accounted investees and lower taxes paid.
On a per share (basic) basis, cash flow from operating activities was $1.60 per share for the fourth quarter and $4.79 per share for the full year. This represents decreases of seven percent and ten percent, respectively, compared to the same periods in the prior year.
Adjusted Cash Flow From Operating Activities
Adjusted cash flow from operating activities of $747 million for the fourth quarter and $2,646 million for the full year, represent an eight percent increase and one percent decrease, respectively, over the same periods in the prior year.
The increase in the fourth quarter was primarily driven by the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, partially offset by higher current income tax expense.
The decrease in the full year was primarily driven by the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital, taxes paid, and share-based compensation payments, combined with higher current tax expense, partially offset by lower accrued share-based payment expense.
On a per share (basic) basis, adjusted cash flow from operating activities was $1.36 per share for the fourth quarter and $4.81 per share for the full year. This represents an increase of nine percent and no change, respectively, compared to the same periods in the prior year.
Volumes
Total volumes of 3,453 mboe/d for the fourth quarter and 3,306 mboe/d for the full year represent an increase of two percent and a decrease of two percent, respectively, over the same periods in the prior year.
Pipelines volumes of 2,652 mboe/d in the fourth quarter represent a two percent increase compared to the same period in the prior year, primarily reflecting the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, higher contracted volumes on the Peace Pipeline system, as well as higher volumes on the Drayton Valley Pipeline.

Pipelines volumes of 2,538 mboe/d for the full year represent a one percent increase compared to the same period in the prior year, primarily reflecting higher contracted volumes on the Peace Pipeline system, the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, and higher volumes on the Vantage Pipeline due to third-party outages in 2022, partially offset by lower volumes related to the Northern Pipeline system outage, and the impacts of the Wildfires.
Facilities volumes of 801 mboe/d in the fourth quarter were consistent with the same period in the prior year, reflecting higher volumes from PGI, primarily at the Hythe Gas Plant and at the Dawson Assets, largely offset by lower volumes at the Redwater Complex.
Facilities volumes of 768 mboe/d for the full year represent an 11 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•the disposition of Pembina's interest in the E1 and E6 assets in exchange for a processing agreement that provides Pembina with the right to first priority for gas processing at all Plains Midstream-operated assets at Empress;
•lower volumes at the Redwater Complex and at Younger resulting from the Northern Pipeline system outage and planned outages in the third quarter of 2023; and
•higher volumes from PGI, primarily at the former Energy Transfer Canada plants and at the Dawson Assets.
Excluding the impact of the disposition of Pembina’s interest in the E1 and E6 assets at Empress, the Northern Pipeline system outage, and the Wildfires, Facilities volumes would have increased by five percent in 2023 compared to the same period in the prior year.
Marketed NGL volumes of 217 mboe/d in the fourth quarter represents a 12 percent increase compared to the same period in the prior year, reflecting higher propane, ethane, and butane sales.
Marketed NGL volumes of 185 mboe/d in the full year were largely consistent with the same period in the prior year.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the first quarter of 2024 of $0.6675 per share, to be paid, subject to applicable law, on March 28, 2024, to shareholders of record on March 15, 2024. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S. $0.4940 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7401. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Executive Overview
2023 results reflect the strength of Pembina's business and are highlighted by record annual adjusted EBITDA of $3.8 billion that exceeded the high end of our original guidance range. These results reflect growing volumes across many systems and a strong contribution from the marketing business. While operations in the first half of the year were impacted by the Wildfires and the Northern Pipeline system outage, the second half of the year more accurately reflected the underlying positive momentum in the Western Canadian Sedimentary Basin (the "WCSB"). This is demonstrated most notably by the more than four percent year-over-year increase in second half volumes in the conventional pipelines business.
Progressing Pembina's Strategy
In early 2023, Pembina outlined a strategy designed to ensure it remains resilient into the future. Guided by this strategy, we are working every day to strengthen our existing business to ensure we help meet the energy needs of today and maximize the value of oil and gas products from Western Canada by getting them to the best markets in the world. We also recognize that the future of energy will require lower emissions and new energy solutions - there is a tremendous opportunity for Pembina to leverage its existing core business to help meet that challenge. Furthermore, our strategy demonstrates the value we place on doing this important work in a way that benefits everyone that has a stake in Pembina’s business – our investors, customers, employees, and communities.
A highlight of the fourth quarter was the announcement of a $3.1 billion acquisition of Enbridge’s interests in Alliance, Aux Sable, and NRGreen joint ventures (the "Alliance/Aux Sable Acquisition"). Pembina's business is built around integrated, difficult-to-replicate assets that provide an enduring competitive advantage and unequaled market access for customers. Alliance Pipeline and Aux Sable are world-class energy infrastructure assets and increasing our existing ownership in them will further strengthen our growing franchise. The Alliance/Aux Sable Acquisition complements Pembina's strategy of providing access for world-class, long-life resources from the WCSB to premium end markets and increases exposure to lighter hydrocarbons, including natural gas and natural gas liquids. The Alliance/Aux Sable Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the receipt of required regulatory approvals. The 30-day waiting period under U.S. Hart-Scott-Rodino Act has expired without any further queries from the applicable regulators. Pembina continues to expect the Alliance/Aux Sable Acquisition to close in the first half of 2024.

In 2023, Pembina further progressed its strategy by sustaining and enhancing our business through various previously disclosed accomplishments. These include signing new contracts on the Peace Pipeline system; signing new, or extending existing, contracts at the Redwater Complex; reactivating the Nipisi Pipeline; and approving new projects such as the 55,000 bpd RFS IV expansion, the expansion of the NEBC pipeline system, and a cogeneration facility at PGI's Kaybob 3 Plant.
In addition, Pembina is pleased to provide the following business updates:
•PGI has approved an expansion (the "Wapiti Expansion") that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The Wapiti Plant is fully integrated into Pembina’s value chain and the liquids processed at the plant are transported on the Peace Pipeline system. The Wapiti Expansion is being driven by strong customer demand supported by growing Montney production and will be fully underpinned by long-term, take-or-pay contracts. The Wapiti Expansion, which includes a new sales gas pipeline and other related infrastructure, is expected to cost $140 million (net to Pembina) with an estimated in-service date in the first half of 2026, subject to regulatory and environmental approval.
•In November, Dow announced it is proceeding with construction of a new integrated ethylene cracker and derivatives facility in Fort Saskatchewan (the "Path2Zero Project"), which is scheduled be completed in two phases with in-service dates in 2027 and 2029, respectively. This is an important development for the WCSB, representing a significant increase to the current ethane market in Alberta. Given Pembina's existing leading ethane supply and transportation business and extensive and integrated value chain, there are multiple opportunities for the Company to benefit from this new development, through both the existing asset base and new investment opportunities.
First, Pembina is excited to announce that it has entered into long-term agreements with Dow to supply up to 50,000 bpd of ethane and for the associated transportation on the Alberta Ethane Gathering System ("AEGS").
Second, Pembina is a major supplier of ethane to the petrochemical industry. To expand its existing ethane supply portfolio, in support of the agreement with Dow, Pembina is evaluating several possible options to invest in new infrastructure, including incremental deep-cut processing capacity at certain PGI gas plants, de-ethanizer expansions at existing fractionation facilities, potential new straddle facilities, and smaller capital efficient expansion opportunities.
Finally, the Path2Zero Project will directly drive incremental ethane demand, the extraction of which should also increase the supply of other associated NGL - propane, butane and condensate. The resulting volume growth across the WCSB will benefit Pembina over a period of many years and support higher utilization and potential expansions of its assets, including gas processing facilities, the Redwater fractionation complex, the Peace and Northern pipeline systems, the AEGS, and storage facilities.

•Pembina recently closed open seasons on the Cochin Pipeline for a total of 90,000 bpd with contracts expiring between 2027 and 2030, in respect of contracts previously expiring in July 2024. The open seasons were more than three times oversubscribed, highlighting strong customer interest and the value of Cochin Pipeline service. Cochin Pipeline, which spans from Illinois to Alberta, supplies light condensate to fill a structural diluent shortfall in the WCSB. The desire of shippers to secure long-term capacity highlights the important role that Cochin Pipeline plays in supporting the Canadian oil industry's operations, development, and growth. While contracted tolls are lower than historic levels, Pembina has successfully increased daily volume throughput over the past two years by up to 25,000 bpd, or approximately 25 percent, through operational optimization and equipment upgrades.
•Given rising production from the Clearwater oil play, Pembina continues to experience strong demand for service on the Nipisi Pipeline, with current volumes of approximately 33,000 bpd. Including an incremental contract signed with an anchor customer in the fourth quarter, more than half of the capacity on the Nipisi Pipeline is now contracted, on a long-term basis, with line of sight to the asset being fully contracted by the end of 2024.
Looking Ahead to 2024 and Beyond
Momentum within our business is expected to continue and Pembina is well positioned to benefit from what it expects to be a transformational period in the Canadian energy industry.
In 2024, Pembina will focus on progressing its current growth projects – the Phase VIII Peace Pipeline expansion, RFS IV, the K3 Cogeneration Facility, the Wapiti Expansion and the NEBC MPS Expansion - and delivering them on time and on budget. We also look forward to progressing our other development opportunities, such as Cedar LNG, the Alberta Carbon Grid, and further expansions of assets in our core business. As well, upon closing of the Alliance/Aux Sable Acquisition, we will prioritize integrating those businesses and pursuing the near-term synergies we have identified to extract greater value from these exceptional assets.
In December, Pembina announced a 2024 adjusted EBITDA guidance range of $3.725 billion to $4.025 billion, driven by continued volume growth across the WCSB, new assets placed into service, re-contracting of certain assets, and the prevailing commodity price outlook at the time. This guidance range excludes the impact of the recently announced Alliance/Aux Sable Acquisition. Pembina will provide further updates to the guidance range as timing of the closing of the Alliance/Aux Sable Acquisition becomes more certain.
Throughout 2022 and 2023, Pembina has generated substantial free cash flow, which has been allocated to strengthening the balance sheet and returning capital to shareholders. During this time, Pembina has paid down debt, reducing leverage below the low end of its target range in anticipation of funding future capital projects. Pembina expects to remain firmly within its financial guardrails with ample liquidity and its leverage metrics are expected to remain well within the ranges for a strong 'BBB' credit rating.

Looking beyond 2024, over the next several years, Pembina sees the potential for mid-single digit annual volume growth across the WCSB, primarily from the northeast British Columbia ("NEBC") Montney formation. Near-term catalysts, including new LNG export capacity, the completion of the TransMountain Pipeline expansion, and Dow's Path2Zero Project are expected to contribute to WCSB production growth.
Pembina is uniquely positioned to capture new volumes and benefit from the growth in the WCSB given the scope and reach of its assets, highly economic expansion opportunities, existing long-term contracts, and agreements with three premier NEBC producers. Consistent with our strategy, we will continue to invest in infrastructure to serve customers and enhance Pembina's integrated value chain, while also pursuing opportunities to enhance access to global markets and better align the Company's future with the transition to a lower-carbon economy.
Our investors have come to expect strong and consistent financial leadership from us, demonstrated by a secure and growing dividend, an unwavering commitment to our financial guardrails, a low-risk and primarily fee-based business with high take-or-pay or cost-of-service contributions, and strong balance sheet metrics. Investors can expect us to live up to our reputation and execute our strategy with the same financial discipline that has made Pembina successful to date.
Pembina's 2023 Annual Summary, including our messages to shareholders, is available at www.pembina.com/investors/investor-documents-filings.
Projects and New Developments(1)
Pipelines
•The Phase VIII Peace Pipeline expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 kilometres, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235,000 bpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65,000 bpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. The estimated project cost has been revised lower to $430 million (previously $475 million; original budget of $530 million). The revised cost reflects highly effective project management and execution, favourable weather conditions and productive contractor relationships. The project is trending on time, with three pump stations completed. The construction is expected to be completed in the first quarter of 2024, with pipeline and facility commissioning and start-up expected in the second quarter of 2024.

•The NEBC MPS Expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This expansion is expected to cost $90 million and will fulfill customer demand in light of growing production volumes from NEBC and previously announced long-term midstream service agreements with three premier NEBC Montney producers. The project is trending on time and on budget and is expected to enter service in the fourth quarter of 2024. Additionally, Pembina continues to evaluate further expansions to support volume growth in northeastern British Columbia, including new pipelines and terminal upgrades on the NEBC Pipeline and downstream systems between Taylor, British Columbia and Gordondale, Alberta. In 2023, Pembina filed its project notification with the Canada Energy Regulator in respect of the interprovincial portion of these expansions.
Facilities
•Pembina is constructing a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater fractionation and storage complex (the "Redwater Complex"). RFS IV is expected to cost approximately $460 million and will leverage the design, engineering and operating best practices of its existing facilities. The project includes additional rail loading capacity at the Redwater Complex. Subject to regulatory and environmental approvals, RFS IV is expected to be in-service in the first half of 2026 and is currently trending on time and on budget. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. Site clearing activities have been completed, engineering and procurement activities continue, and site construction is expected to begin in the second quarter of 2024.
•PGI's Wapiti Expansion will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The project, which includes a new sales gas pipeline and other related infrastructure, is expected to cost $230 million ($140 million net to Pembina) with an estimated in-service date in the first half of 2026, subject to regulatory and environmental approval.
•PGI is developing a 28 MW cogeneration facility at its K3 Plant (the "K3 Cogeneration Facility"), which is expected to cost $115 million ($70 million net to Pembina). The K3 Cogeneration Facility is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers’ exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, this project is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant through the utilization of the cogeneration waste heat and the low-emission power generated and is expected to be in-service in the first half of 2026.

Marketing & New Ventures
•Cedar LNG has substantially completed several key project deliverables, including obtaining material regulatory approvals; advancing inter-project agreements with Coastal GasLink and LNG Canada; signing a heads of agreement with Samsung Heavy Industries Co., Ltd. and Black & Veatch Corporation; and executing a lump sum engineering, procurement, and construction agreement (the "EPC Agreement") to provide Cedar LNG with the necessary services to construct the project. In order to achieve this momentum, as at December 31, 2023, Pembina had invested approximately $200 million in Cedar LNG.
Though numerous milestones have been achieved, the Cedar LNG project still faces a number of schedule driven interconnected elements that require resolution prior to making a final investment decision ("FID"), including binding commercial offtake, obtaining certain third-party consents, and project financing. On this basis, a final investment decision is now expected in the middle of 2024.
As a result of the revised FID timing, current year net contributions to Cedar LNG through to the middle of 2024 are expected to be approximately $200 to $300 million.
Further, in connection with, and following execution of, the EPC Agreement, Pembina was required to provide financial assurances to advance upstream infrastructure projects. In addition, to further progress the project, Pembina expects to take additional steps which will require providing additional financial assurances. Total financial assurances up to $230 million may be required in 2024, prior to an FID. These financial assurances may become payable in the case of a negative FID. In conjunction with a positive FID, these financial assurances will be transferred to Cedar LNG.
•Pembina and TC Energy Corporation ("TC Energy") have formed a partnership to develop the Alberta Carbon Grid ("ACG"), a carbon transportation and sequestration platform. ACG is developing the Industrial Heartland project, which will have the potential to transport and store up to ten million tonnes of carbon dioxide annually. ACG completed the appraisal well drilling, logging and testing in December 2023. Preliminary data was consistent with ACG’s storage capacity expectations and further work is underway to confirm the initial results. Throughout 2024, ACG will continue to progress commercial conversations, refine the project scope, and advance project engineering, including facility design and work on the pipeline routing.

Fourth Quarter 2023 Conference Call & Webcast
Pembina will host a conference call on Friday, February 23, 2024 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the fourth quarter of 2023. The conference call dial-in numbers for Canada and the U.S. are 1-416-764-8624 or 1-888-259-6580. A recording of the conference call will be available for replay until Friday, March 1, 2024 at 11:59 p.m. ET. To access the replay, please dial either 1-416-764-8692 or 1-877-674-7070 and enter the password 454444 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:
https://events.q4inc.com/attendee/659522994 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: future pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, as well as the anticipated benefits thereof, including operating segment and general market conditions outlooks and industry developments for 2024 and thereafter; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB, increased utilization and future tolls and volumes; expectations relating to the development and anticipated benefits of Pembina's new projects and developments, including the Phase VIII Peace Pipeline expansion, Cedar LNG, RFS IV, ACG, the NEBC MPS Expansion, the Wapiti Expansion and the K3 Cogeneration Facility, including the timing thereof; expectations relating to the development and anticipated benefits of the Path2Zero Project, including the timing thereof; the Alliance/Aux Sable Acquisition, including the timing and anticipated benefits thereof; Pembina's previously announced 2024 adjusted EBITDA guidance range, and future revisions thereto; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, repairs to or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance and stakeholders; expectations regarding Pembina's financial strength and condition; expectations regarding Pembina's commercial agreements, including the expected timing and benefit thereof; statements and expectations related to Pembina's commitment to, and the effectiveness and impact of, its sustainability goals and targets; and the impact of current and expected market conditions on Pembina.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; the satisfaction of the conditions to closing of the Alliance/Aux Sable Acquisition in a timely manner, including receipt of all necessary approvals; that the Alliance/Aux Sable Acquisition will be completed on terms consistent with management's current expectations; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which

Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; the ability of Pembina and Enbridge to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Alliance/Aux Sable Acquisition on a timely basis or at all; Pembina's ability to realize the anticipated benefits of the Alliance/Aux Sable Acquisition; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2024 adjusted EBITDA guidance contained herein on December 11, 2023. The purpose of the 2024 adjusted EBITDA guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted EBITDA per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, and proportionately consolidated debt-to-adjusted EBITDA. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 22, 2024 for the year ended December 31, 2023 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	737	686	248	237	1,660	1,921	(179)	(145)	2,466	2,699
Cost of goods sold, including product purchases	11	—	—	—	1,476	1,734	(138)	(78)	1,349	1,656
Net revenue	726	686	248	237	184	187	(41)	(67)	1,117	1,043

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	2,707	2,508	909	1,268	6,087	8,471	(578)	(636)	9,125	11,611
Cost of goods sold, including product purchases	17	—	—	6	5,509	7,682	(395)	(324)	5,131	7,364
Net revenue	2,690	2,508	909	1,262	578	789	(183)	(312)	3,994	4,247
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
The equivalent historical non-GAAP financial measure to 2024 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2023.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income tax	677	295	143	145	204	96	(209)	(206)	815	330
Adjustments to share of profit from equity accounted investees and other	45	41	135	107	6	—	—	—	186	148
Net finance cost	6	6	3	(8)	(4)	6	111	109	116	113
Depreciation and amortization	109	104	46	34	12	10	11	14	178	162
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	(2)	(46)	61	—	—	(46)	59
Impairment reversal	(231)	—	—	—	—	—	—	—	(231)	—
Gain on disposal of assets, transaction costs incurred in respect of acquisitions and non-cash provisions	11	102	(3)	12	1	(2)	6	1	15	113
Adjusted EBITDA	617	548	324	288	173	171	(81)	(82)	1,033	925
Adjusted EBITDA per common share – basic (dollars)									1.87	1.68

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income tax	1,840	1,415	610	1,804	435	708	(696)	(708)	2,189	3,219
Adjustments to share of profit from equity accounted investees and other	172	172	438	271	84	25	—	—	694	468
Net finance costs	28	28	9	13	4	27	425	418	466	486
Depreciation and amortization	414	396	159	196	46	44	44	47	663	683
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	—	(50)	32	(83)	—	—	32	(133)
Gain on PGI Transaction	—	—	—	(1,110)	—	—	—	—	—	(1,110)
Impairment reversal	(231)	—	—	—	—	—	—	—	(231)	—
Transaction costs incurred in respect of acquisitions, transformation and restructuring costs, contract dispute settlement, gain on disposal of assets and non-cash provisions	11	116	(3)	13	(4)	—	7	4	11	133
Adjusted EBITDA	2,234	2,127	1,213	1,137	597	721	(220)	(239)	3,824	3,746
Adjusted EBITDA per common share – basic (dollars)									6.95	6.78
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	31	44	48	49	15	(14)	94	79
Adjustments to share of profit from equity accounted investees:
Net finance costs (income)	7	5	84	37	—	(1)	91	41
Income tax (recovery) expense	—	—	(13)	13	—	—	(13)	13
Depreciation and amortization	38	36	60	39	6	7	104	82
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	7	11	—	(6)	7	5
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	(3)	7	—	—	(3)	7
Total adjustments to share of profit from equity accounted investees	45	41	135	107	6	—	186	148
Adjusted EBITDA from equity accounted investees	76	85	183	156	21	(14)	280	227

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	109	171	233	108	(26)	82	316	361
Adjustments to share of profit from equity accounted investees:
Net finance costs	22	23	160	79	1	—	183	102
Income tax expense	—	—	41	14	—	—	41	14
Depreciation and amortization	150	149	207	138	25	25	382	312
Unrealized loss on commodity-related derivative financial instruments	—	—	16	27	—	—	16	27
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	14	13	58	—	72	13
Total adjustments to share of profit from equity accounted investees	172	172	438	271	84	25	694	468
Adjusted EBITDA from equity accounted investees	281	343	671	379	58	107	1,010	829
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.
Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except per share amounts)	2023	2022	2023	2022
Cash flow from operating activities	880	947	2,635	2,929
Cash flow from operating activities per common share – basic (dollars)	1.60	1.72	4.79	5.30
Add (deduct):
Change in non-cash operating working capital	(54)	(220)	210	(177)
Current tax expense	(54)	18	(325)	(227)
Taxes paid, net of foreign exchange	49	28	236	334
Accrued share-based payment expense	(44)	(51)	(67)	(117)
Share-based compensation payment	—	—	77	45
Preferred share dividends paid	(30)	(32)	(120)	(126)
Adjusted cash flow from operating activities	747	690	2,646	2,661
Adjusted cash flow from operating activities per common share – basic (dollars)	1.36	1.25	4.81	4.82
Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

As at December 31
($ millions, except as noted)	2023	2022
Loans and borrowings (current)	650	600
Loans and borrowings (non-current)	9,253	9,405
Loans and borrowings of equity accounted investees	2,805	3,366
Proportionately consolidated debt	12,708	13,371
Adjusted EBITDA	3,824	3,746
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.3	3.6

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com